UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. ___)



                          UNITED TRUST, INC.
                           (Name of Issuer)


                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)


                            913111209
                         (CUSIP Number)

                            Jill Martin
                   First Southern Bancorp, Inc.
          P.O. Box 328, Stanford, KY  40484 (606 365-3555


                          JUNE 17, 1998
      (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g) check the following box  [   ]

CUSIP No. 913111209             13D         Page ___ of ___ Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, Inc.
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           16,450*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              16,450*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               16,450*
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.0%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D         Page ___ of ___ Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Bancorp, Inc.
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           80,241*
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0*
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              80,241*
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0*
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               80,241*
-----------------------------------------------------------------
12             CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS) [ ]

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               4.9%
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               HC
-----------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209             13D         Page ___ of ___ Pages
------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Jesse T. Correll
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------
               7    SOLE VOTING POWER
NUMBER OF           0
SHARES         --------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            See response to Item 5
EACH           --------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              0
WITH           --------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    See response to Item 5
-----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               See response to Item 5
-----------------------------------------------------------------
12             CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)

-----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               See response to Item 5
-----------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               IN
-----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

Class of equity security:     Common Stock, No Par Value ("Common Stock")

Name and address of principal United Trust, Inc. ("UTI")
executive offices:            5250 South Sixth Street
                              P.O. Box 5147
                              Springfield, Illinois 62705

ITEM 2. IDENTITY AND BACKGROUND

     The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

     (a)   The  name  of  this  Reporting  Person is Jesse T. Correll ("Mr.
Correll").

     (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, KY 40484

     (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are: President and Director of First Southern Bancorp, Inc. (Bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d)  During the last five years, Mr. Correll has not been convicted of
a   criminal   proceeding   (excluding   traffic  violations   or   similar
misdemeanors).

     (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP INC. (FSBI)
(a Kentucky corporation)

     (a)  The name of this Reporting Person is First Southern Bancorp, Inc.

     (b)  The state of organization of FSBI is Kentucky.

     (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Directors, Executive Officers and Controlling Persons of FSBI:

                                                Present Principal
 NAME                 BUSINESS ADDRESS      OCCUPATION OR EMPLOYMENT

Jesse T. Correll      P.O. Box 328          President and Director
                      99 Lancaster Street   of First Southern
                      Stanford, KY 40484    Bancorp, Inc. (Bank
                                            holding company)

Randall L. Attkisson  P.O. Box 328          Vice President, Treasurer
                      99 Lancaster Street   and Director of First
                      Stanford, KY 40484    Southern Bancorp, Inc.
                                            (Bank holding company)

Jill M. Martin        P.O. Box 328          Secretary
                      99 Lancaster Street   of First Southern
                      Stanford, KY 40484    Bancorp, Inc. (Bank
                                            holding company)

Ward F. Correll       P.O. Box 129          Owner, Cumberland Lake
                      150 Railroad Drive    Shell, Inc. (Gasoline
                      Somerset, KY 42502    wholesaler)

David S. Downey       P.O. Box 295          President and Director of
                      102 West Main Street  First Southern National
                      Stanford, KY 40484    Bank (Bank)

Douglas P. Ditto      P.O. Box 295          Senior Vice President
                      102 West Main Street  of First Southern
                      Stanford, KY 40484    National Bank (Bank)

John R. Ball          P.O. Box 628          CEO and Director of
                      27 Public Square      First Southern National
                      Lancaster, KY 40444   Bank of Garrard County
                                            (Bank)



Gary Dick             P.O. Box 489          CEO and Director of
                      216 North Main St.    First Southern National
                      Monticello, KY 42633  Bank of Wayne County
                                            (Bank)

James P. Rousey       3060 Harrodsburg Road CEO and Director of
                      Lexington, KY 40503   First Southern National
                                            Bank of the Bluegrass
                                            (Bank)

Joseph E. Hafley      P.O. Box 328          Chief Lending Officer of
                      99 Lancaster Street   First Southern Bancorp,
                      Stanford, KY 40484    Inc. (Bank holding co.)

Michael W. Taylor     P.O. Box 328          Controller, First Southern
                      99 Lancaster Street   Bancorp, Inc. (Bank
                      Stanford, KY 40484    holding co.)

     All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING. INC. (FSF)
(a Kentucky corporation)

     (a)  The name of this Reporting Person is First Southern Funding, Inc.

     (b)  The state of organization of FSF is Kentucky.

     (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

     (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors, Executive Officers and Controlling Persons of FSF:

Name and                                              Present Principal
OFFICES HELD WITH FSF       BUSINESS ADDRESS      OCCUPATION OR EMPLOYMENT

Jesse T. Correll            P.O. Box 328          President and Director
 President, Director[F1]    99 Lancaster Street   of First Southern
                            Stanford, KY 40484    Bancorp, Inc. (Bank
                                                  holding company)

Randall L. Attkisson        P.O. Box 328          Vice President, Treasurer
 Treasurer, Director        99 Lancaster Street   and Director of First
                            Stanford, KY 40484    Southern Bancorp, Inc.
                                                  (Bank holding company)

Jill M. Martin              P.O. Box 328          Secretary
 Secretary, Director        99 Lancaster Street   of First Southern
                            Stanford, KY 40484    Bancorp, Inc. (Bank
                                                  holding company)

Christopher Coldiron	    P. O. Box 328         Loan Officer and
 Vice President             99 Lancaster Street   Vice President of
                            Stanford, KY 40484    First Southern National
                                                  Bank (Bank)

Ward F. Correll             P.O. Box 129          Owner, Cumberland Lake
 Director                   150 Railroad Drive    Shell, Inc. (Gasoline
                            Somerset, KY 42502    wholesaler)

David S. Downey             P.O. Box 295          President and Director of
 Director                   102 West Main Street  First Southern National
                            Stanford, KY 40484    Bank (Bank)

Douglas P. Ditto            P.O. Box 295          Senior Vice President
 Vice President, Director   102 West Main Street  of First Southern
                            Stanford, KY 40484    National Bank (Bank)

John R. Ball                P.O. Box 628          CEO and Director of
 Director                   27 Public Square      First Southern National
                            Lancaster, KY 40444   Bank of Garrard County
                                                  (Bank)

Gary Dick                   P.O. Box 489          CEO and Director of
 Director                   216 North Main St.    First Southern National
                            Monticello, KY 42633  Bank of Wayne County
                                                  (Bank)

James P. Rousey             3060 Harrodsburg Road CEO and Director of
 Director                   Lexington, KY 40503   First Southern National
	                                          Bank of the Bluegrass
                                                  (Bank)

[FN]

[F1] Mr. Correll also owns approximately 83% of the outstanding stock of FSF.

     All of the directors and executive officers of FSF are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The amount of Funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

     First Southern Bancorp, Inc.       $ 732,922.25
     First Southern Funding, Inc.       $ 153,190.63
          Total                         $ 886,113.28

     FSB and FSF employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit with Star Bank, NA. FSF borrowed the entire amount and FSB borrowed $495,775 in making the purchases.

     See the response to Item 4 below with respect to amounts that may be used in the future to purchase shares of Common Stock. The exact amount and source of such funds is not fixed at this time.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by FSF and, indirectly, Mr. Correll.

     The Reporting Persons presently intend to acquire additional securities of UTI in accordance with and subject to the terms and conditions of (a) the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998, (b) the Stock Purchase Agreement, dated April 30, 1998, between FSF and Larry E. Ryherd, (c) the Convertible Note Purchase Agreement, dated April 30, 1998, between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler, and (d) the Option Agreement between FSF and UTI, dated April 30, 1998 (collectively, these agreements are referred to as the "Agreements"). These agreements are attached as Exhibit A and are incorporated herein by reference. The number of shares of Common Stock that may be purchased pursuant to these agreements:

          A. Pursuant to the Acquisition Agreement, FSF has agreed to purchase 389,715 shares of the Common Stock from UTI for a purchase price of $3,897,150 and an additional 473,523 shares of the Common Stock for a purchase price of $7,102,845. The purchase price for these shares will be paid in cash by FSF at closing, and is subject to adjustment as provided in the Acquisition Agreement. FSF may assign its right to purchase some or all of these shares to one or more of its affiliates. The closing of the purchase of Common Stock pursuant to the Acquisition Agreement is subject to a number of conditions including, among other things, the receipt of required insurance regulatory approvals, applications for which are currently pending. Each of UTI and FSF has the right to terminate the Acquisition Agreement upon the occurrence of certain events, including if the closing of the Acquisition Agreement does not occur by July 31, 1998, subject to extension under certain circumstances for delays in obtaining required regulatory approvals. The closing of the Acquisition Agreement is a condition to the closing of the Stock Purchase Agreement and Convertible Note Purchase Agreement.

          B. Subject to the terms and conditions of the Stock Purchase Agreement (included in Exhibit A hereto as Exhibit 1(c) to the Acquisition Agreement), FSF will purchase 66,667 shares of the Common Stock from Larry Ryherd for a cash purchase price of $1,000,000 concurrently with the closing of the Acquisition Agreement, subject to the accuracy of the parties representations and warranties. FSF may assign its right to purchase some or all of these shares to one or more of its affiliates.

          C. Subject to the terms and conditions of the Convertible Note Purchase Agreement (included in Exhibit A hereto as Exhibit 1(d) to the Acquisition Agreement), FSF will purchase $2,560,000 of initial face amount of UTI Convertible Notes from certain officers and directors of UTI for a cash purchase price of $3,072,000, on March 1, 1999. The UTI Convertible Notes are convertible into 204,800 shares of Common Stock, and, in the Acquisition Agreement, FSF has agreed to convert the UTI Convertible Notes purchased by it pursuant to the Convertible Note Purchase Agreement to shares of the Common Stock on or before July 31, 2000. FSF may assign its right to purchase some or all of the UTI Convertible Notes to one or more of its affiliates.

          D. Pursuant to the Option Agreement (included in Exhibit A hereto as Exhibit 1(e) to the Acquisition Agreement), at the closing of the Acquisition Agreement, FSF will have the option to purchase from UTI shares of common stock of UTI for a purchase price in cash equal to $15 per share, such option to expire on July 1, 2001. The number of shares of Common Stock subject to the Option Agreement shall be that number of shares which, following exercise, and when combined with all of the other shares then owned by FSF and its affiliates, will represent a majority of the then outstanding shares of Common Stock, not to exceed 1,450,000 shares. The maximum number of shares subject to such option shall be reduced by two shares for each share that FSF or its affiliates purchase in private or public transactions subsequent to the closing. FSF may assign its right to purchase some or all of the shares subject to the Option Agreement to one or more of its affiliates.

          Accordingly, subject to the terms and conditions of these agreements, FSF (directly or through one or more of its affiliates), plans to acquire, in successive transactions, an additional 1,134,705 shares of Common Stock, and may acquire additional shares of Common Stock, upon exercise, from time to time, of the Option Agreement giving FSF and its affiliates ownership of up to 51% of the then outstanding Common Stock. In addition, one or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. In any event, FSBI does not presently intend to acquire directly more than 4.9% of the outstanding Common Stock.

          The Acquisition Agreement contains covenants concerning the operation of UTI pending the closing of the transactions contemplated by that agreement, as well as covenants by UTI and FSF following the closing, including the following:

     1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition
          Agreement. For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period.

     2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement, UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

     3.   UII NOTE AGREEMENT.  UTI will cause United Income, Inc. to  call,
          as  soon  as   practicable,  all  of  the  United   Income,  Inc.
          outstanding convertible debt according to its terms.

     4. REPURCHASE OF SHARES. UTI agreed to purchase for a cash price of $15 per share, the 28,000 shares of Common Stock owned by Universal Guaranty on or before December 31, 1998.

     5. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc. according to the terms and conditions discussed in the Form S-4 Registration Statement filed by UTI with the Securities and Exchange Commission on January 15, 1998.

     Following the acquisition of shares pursuant to the Acquisition Agreement, one or more of the Reporting Persons will, directly or through representatives, have a role in the management of UTI through board representation and Mr. Correll will serve as chief investment officer for the life insurance subsidiaries of UTI; as a result, they will have the ability to influence UTI and its strategic plans.

     Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, ii) an extraordinary corporate transaction involving UTI or its subsidiaries, iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, iv) a change in the present board of directors or management of UTI, v) a material change in the present capitalization or dividend policy of UTI, vi) any other material change in UTI's business or corporate structure, vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The beneficial ownership of the Common Stock by each Reporting Person is as follows:

          First Southern Bancorp, Inc.  80,241 shares       4.9%
          First Southern Funding, Inc.  16,450 SHARES       1.0%
               Total[F1]                96,691 shares       5.9%
[FN]

[F1]The Reporting Persons have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares.

Mr. Correll owns approximately 83% of the outstanding voting stock of FSF; he owns directly approximately 22% and companies he controls owns approximately 33% of the outstanding voting stock of FSBI.

     Additional shares of Common Stock that may be acquired under the agreements described in Item 4 and incorporated herein by reference:

     Acquisition Agreement                     863,238
     Stock Purchase Agreement                   66,667
     Convertible Note Purchase Agreement       204,800
     Option Agreement                        1,450,000*

*  Subject to adjustment.

Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under these agreements. Beneficial ownership of these shares is disclaimed at this time.

     (b) Each of the following Reporting Persons has sole voting and dispositive power with respect to the following shares:

          First Southern Bancorp, Inc.  80,241 shares       4.9%
          First Southern Funding, Inc.  16,450 SHARES       1.0%
               Total[F1]                96,691 shares       5.9%
[FN]

[F1]See Note 1 in the response to Item 5(a) above.

     (c) The following five transactions of the Common Stock of the Issuer were effected during the past sixty days by the Reporting Persons:

Transaction 1:
     (1)  Identity  of  the  person  who  effected the transaction:   First
          Southern Funding, Inc.
     (2)  The date of the transaction:  June 17, 1998
     (3)  The amount of securities involved:  16,450 shares
     (4)  The price per share or unit:  $9.31 per share
     (5)  Where and how the transaction was  effected:   By  the  Reporting
          Person's  broker,  J.J.B.  Hilliard,  W.L. Lyons, Inc. of Bowling
          Green, KY

Transaction 2:
     (1)  Identity  of  the  person  who effected the  transaction:   First
          Southern Bancorp, Inc.
     (2)  The date of the transaction:  June 16, 1998
     (3)  The amount of securities involved:  5,000 shares
     (4)  The price per share or unit:  $9.75 per share
     (5)  Where and how the transaction  was  effected:   By  the Reporting
          Person's  broker,  J.J.B.  Hilliard, W.L. Lyons, Inc. of  Bowling
          Green, KY

Transaction 3:
     (1)  Identity  of  the  person who effected  the  transaction:   First
          Southern Bancorp, Inc.
     (2)  The date of the transaction:  June 2, 1998
     (3)  The amount of securities involved:  4,000 shares
     (4)  The price per share or unit:  $10.50 per share
     (5)  Where and how the transaction  was  effected:   By  the Reporting
          Person's  broker,  J.J.B.  Hilliard, W.L. Lyons, Inc. of  Bowling
          Green, KY

Transaction 4:
     (1)  Identity  of  the  person who effected  the  transaction:   First
          Southern Bancorp, Inc.
     (2)  The date of the transaction:  June 2, 1998
     (3)  The amount of securities involved:  25,000 shares
     (4)  The price per share or unit:  $9.55 per share
     (5)  Where and how the transaction  was  effected:   By  the Reporting
          Person's broker, J.J.B. Hilliard, W.L. Lyons, Inc. of Louisville,
          KY

Transaction 5:
     (1)  Identity  of  the  person  who  effected the transaction:   First
          Southern Bancorp, Inc
     (2)  The date of the transaction:  April 24, 1998
     (3)  The amount of securities involved:  5,500 shares
     (4)  The price per share or unit:  $9.69 per share
     (5)  Where and how the transaction was  effected:   By  the  Reporting
          Person's  broker,  J.J.B.  Hilliard,  W.L. Lyons, Inc. of Bowling
          Green, KY

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Persons.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, the Stock Purchase Agreement, the Convertible Note Purchase Agreement, and the Option Agreement, all four of which are attached hereto as Exhibit A, (ii) as described in the responses to Items 4 and 5 above, and (iii) the Agreement Among Reporting Persons attached hereto as Exhibit B, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed with this Schedule 13D:

  Exhibit A -  (i)  Acquisition  Agreement  between FSF and UTI dated April
               30, 1998, as amended May 29, 1998: (ii) Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; (iii) Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and (iv) Option Agreement between FSF and UTI dated April 30, 1998

  Exhibit B -  Agreement among Reporting Persons dated June 25, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

  Exhibit C -  Letter  agreements   and  promissory  note  relating  to the
               borrowing of funds by FSF referenced in Item 3.

  Exhibit D -  Letter  agreements   and  promissory  note  relating  to the
               borrowing of funds by FSB referenced in Item 3.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 25, 1998                By: /S/ JESSE T. CORRELL
                                 Jesse T. Correll
                                 Attorney-in-Fact on behalf of each
                                  of the Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated June 25, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                           EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


    A Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

    B Agreement among Reporting Persons dated June 25, 1998 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

    C Letter agreements and promissory note relating to the borrowing of funds by FSF.

    D     Letter agreements and promissory note relating to   the borrowing
          of funds by FSB.